# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: INNEOVA Holdings Limited (f/k/a SAG Holdings Limited), CIK 0001933951
CUSIP: G7776G104
Title of class of securities: Ordinary Shares, par value $0.0005
Address of issuer's principal executive offices: 14 Ang Mo Kio Street 63, Singapore, Singapore (U0), 569116
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002057695

## Reporting persons
- Soon Aik Global Pte Ltd: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); sole voting power 7,909,000; shared voting power 0; sole dispositive power 7,909,000; shared dispositive power 0; aggregate amount beneficially owned 7,909,000 (86.7% of the class)
  Comment: (1) Percentage calculation is based on 9,875,000 ordinary shares issued and outstanding as reported on the issuer's Form F-1/A filed on September 20, 2024.
  
  The reporting person originally filed a Schedule 13D on February 24, 2025. This Form 13G is intended to supersede the prior filing and is submitted pursuant to Rule 13d-1(d).

## Item 1. Issuer
Name of issuer: INNEOVA Holdings Limited (f/k/a SAG Holdings Limited)
Address of issuer's principal executive offices: 14 Ang Mo Kio Street 63, Singapore, SINGAPORE, 569116.

## Item 2. Person Filing
Name of person filing: Soon Aik Global Pte Ltd
Address of principal business office or, if none, residence: 14 Ang Mo Kio Road 63, Singapore 569116
Citizenship: Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 7,909,000
Percent of class: 86.7%
Sole power to vote or to direct the vote: 7,909,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7,909,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Soon Aik Global Pte Ltd is the parent company of INNEOVA Holdings Limited (f/k/a SAG Holdings Limited) and is filing this Schedule 13G in accordance with Rule 13d-1(d).

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Note that this Schedule 13G is filed to supersede the Schedule 13D filed by the reporting person on February 24, 2025.

## Signatures
- Soon Aik Global Pte Ltd: /s/ Chin Heng Neo, Chin Heng Neo (05/05/2025)